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                  [Scudder Kemper Investments, Inc. letterhead]


                                                  April 25, 2000

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Laura Riegel, Esq.
       Division of Investment Management

       Re:   Withdrawal of Registration Statement on Form N-14 of
             Scudder Tax Free Trust (the "Trust")
             File No. 333-31562
             -------------------------------------------

Dear Ms. Riegel:

       Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby applies for an order of the Securities and Exchange Commission (the "SEC") granting withdrawal of the registration statement filed via EDGAR on Form N-14 under the 1933 Act (File No. 02-81105) (the "Registration Statement") on April 24, 2000 under its EDGAR access codes (Accession No. 0000912057-019363) (the "Application"). Due to a clerical error, the Registration Statement was inadvertently filed using the incorrect 1933 Act file number. For this reason, the Trust believes that withdrawal of the Registration Statement is the appropriate course of action. The Trust further believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

       Please contact Allison R. Beakley at (617) 728-7124 with any questions you may have concerning this Application.

                                                  Very truly yours,


                                                  John Millette